EXHIBIT 16.1

October 17, 2004

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

We have read Item 4 of Form 8-K dated October 12, 2004, of Pemco Aviation Group, Inc. and are in agreement with the statements contained in the second, third, fourth, fifth, sixth, eighth, and ninth paragraphs therein. We have no basis to agree or disagree with the statements of the registrant contained in the first, seventh and tenth paragraphs therein.

Regarding the registrant’s statement concerning the lack of internal control to prepare financial statements, included in the sixth paragraph in item 4 therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant’s 2003 financial statements.

/s/ Ernst & Young LLP